FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 1, 2004, announcing that Registrant’s US subsidiary, Spacenet Inc., has been selected to provide a Connexstar VSAT network to all Eat’n Park restaurant locations across the Northeastern United States.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: March 2, 2004

Mar 01, 2004

Eat’n Park Hospitality Group Chooses Connexstar Service by Gilat’s Spacenet Subsidiary For BroadbandRestaurant
Network

Petah Tikva, Israel, March 1, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today that its US subsidiary, Spacenet Inc., has been selected to provide a Connexstar VSAT network to all Eat’n Park restaurant locations across the Northeastern United States.

Under the terms of the 36-month agreement, Spacenet will deploy its Connexstar CX-500 broadband service at all Eat’n Park family restaurants. This network will support a range of retail networking applications, including point of sale polling, credit and gift card authorization, and corporate intranet applications.

“The move to always-on broadband connectivity is an important step for Eat’n Park, and it was critical for us that our networking service provider be able to support our current applications as well as our future plans,” said Kevin O’Connell, Eat’n Park Senior Vice President. “Our adoption of Spacenet’s Connexstar service as our restaurant-wide broadband platform enables us to deploy advanced retail technologies while further enhancing the Eat’n Park in-store customer experience. Spacenet has been very responsive since our first contact and their service and support have been outstanding throughout our evaluation process – in fact, our experience with the company as a whole has been excellent.”

Spacenet CEO Bill Gerety said, “Eat’n Park is the latest in a rapidly growing list of leading companies to recognize the advanced capabilities and superior economics that Connexstar brings to restaurant operators. Spacenet’s experience in serving the restaurant industry is second to none, and we are very pleased with the continued success of our Connexstar service in meeting the needs of this growing market segment. While we have worked hard to ensure our service excels both in terms of performance and economics, we are especially gratified that Eat’n Park has been equally impressed with the customer support aspects of our service as well, and we look forward to serving Eat’n Park’s connectivity needs now and in the future.”

About Eat’n Park Hospitality Group
Eat’n Park Hospitality Group is a portfolio of foodservice concepts focused on personalized dining. Founded in 1949 as a carhop restaurant, today the Pittsburgh-based company has grown to include Eat’n Park Restaurants, Park Classic Diners, Parkhurst Dining Services and CURA Hospitality. Eat’n Park Restaurants is a tri-state family restaurant and bakery chain with 79 restaurants and more than 8,000 employees company-wide. Two of Eat’n Park’s properties are Park Classic Diners, which are retro restaurants reminiscent of the company’s roots. Parkhurst Dining Services is a contract dining services division of the group, which focuses on retail dining, and works to provide a unique dining experience for colleges, universities, and corporate dining facilities. CURA Hospitality provides dining and contract management services to senior living communities.

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com